PRIVATE & CONFIDENTIAL NewCo Org Charts Leadership Teams 16 May 2024 Filed by Smurfit Kappa Group plc (Commission File No. 333 - 178633) Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed Pursuant to Rule 14a - 12 of the Securities Exchange Act of 1934 Subject Company: WestRock Company (Commission File No. 001 - 38736 )

Group CEO & President Office Smurfit WestRock Group CEO & President Tony Smurfit President & CEO N.America (Inc Mexico) Laurent Sellier President & CEO Europe, MEA & APAC Saverio Mayer President & CEO LATAM Jairo Lorenzatto Executive Vice President & Group CFO Ken Bowles Chief Human Resources Officer Sharon Whitehead Group Corporate Planner Ray Murphy SVP Integration John Stakel Alvaro Henao Regional Business Leadership Group Functions - Leadership Group SVP Finance & Company Secretary Gillian Carson - Callan SVP Integration

Smurfit WestRock North America (Including Mexico) Leadership President & CEO North America (Inc Mexico) Laurent Sellier Business/Country Leadership Regional Functions - Leadership President USA & Canada Corrugated & Victory Packaging Patrick Kivits President USA & Canada Paper/Mills Tom Stigers President USA & Canada Consumer Packaging Sam Shoemaker President Smurfit WestRock Mexico Jorge Angel President Global Paper John O’Neal Regional CFO Juan Pablo Perez Regional VP Human Resources Stacy Litchfield Regional VP Communications Internal/External Tammy Pollock Chief Innovation & Science Officer Ben Patel Chief Supply Chain Officer Peter Anderson Regional VP & Senior Counsel Environmental, Health & Safety Nina Butler

Smurfit WestRock Europe, MEA & APAC Leadership President & CEO Europe, MEA, & APAC Saverio Mayer Business Leadership Regional Functions - Leadership President Corrugated & Consumer Packaging Edwin Goffard President Paper/Mills Javier Rivas Regional CFO Pat McNeill Regional VP Human Resources Lieke Koelewijn Regional VP Communications (Internal/External) Emer Cobbe Chief Innovation Officer Arco Berkenbosch Regional Director Health & Safety John Nicholls Regional VP Procurement To be appointed

Smurfit WestRock LatAm Leadership President & CEO LATAM Jairo Lorenzatto Business/Country Leadership Regional Functions - Leadership CEO Brazil Manuel Alcala CEO Colombia & Central Cluster German Gambini CEO Argentina & Chile Rodrigo Longarte Regional CFO Luis Mercader Regional VP Human Resources Troy Vague Regional VP Communications Internal/External Carlina Toledo Regional VP Procurement Dan Bergdahl VP Technical & Operational Excellence Jose Luis Rivera VP Mills John Jairo Amaya PMO Director Decio Meira Junior Beverage Consumer Packaging German Gravenhorst VP Pan American Sales Marcela Liscano

Office of EVP & CFO Finance & Corporate Functions Smurfit WestRock Executive Vice President & CFO Ken Bowles Finance Leadership Corporate Functions - Leadership Group SVP Finance & Company Secretary Gillian Carson - Callan Group SVP Treasury Emer Murnane Group VP Tax Ken Byrne Group VP Internal Audit Heli Mooney Chief Accounting Officer Irene Page Group VP of Risk & Insurance Steve Paris GLOBAL INFORMATION SYSTEMS* SUSTAINABILITY INVESTOR RELATIONS/REPUTATION / EXTERNAL COMMS Chief Information Officer Legacy SKG GIS Richard Schouten Chief Information & Digital Officer Legacy WRK GIS Amir Kazmi *Co - Leadership during year 1 for Integration Planning Group Chief Sustainability Officer Garrett Quinn Group VP Investor Relations Ciaran Potts Creative Services Leader Kelly Fowler Group VP Corporate Comms Gloria Potchiko Regional CFO North America Juan Pablo Perez Regional CFO Europe, MEA & APAC Pat McNeill Regional CFO LATAM Luis Mercader Business CFO’s - Dotted line reporting to EVP & CFO

Smurfit WestRock Group Human Resources Leadership Chief Human Resources Officer Sharon Whitehead Rewards - Legacy SK Business Tom Gallagher Global Rewards* Rewards - Legacy WRK Business Kathy Mullins HRIS/Ops Legacy WRK Business Kevin Shigley HRIS & HR Operations* HRIS/Ops Legacy SKG Business Catherine Paul HR Legacy SKG & HR Integration Deirdre Cregan Talent & Diversity HR Legacy WRK & HR Integration Stephanie White SWK Group HR Integration Director Róisín Foley Integration Regional Vice President HR America Stacy Litchfield Business HR (dotted line reporting to Group CHRO ) SWK Employee Experience & Internal Comms Sue Lamon - Diver Int. Comms Regional Vice President HR LatAm Troy Vague HR Rewards/HRIS/Talent Co - Leadership during Year 1 for HR Integration Planning *Vicki Lostetter CHRO WestRock leading key Rewards & HRIS Integration Projects until Dec 31, 2024 Regional Vice President HR Europe MEA & APAC Lieke Koelewijn